Notice of Exempt Solicitation

Pursuant to Rule 14a-103 | May 12, 2025

Name of Registrant: Meta Platforms, Inc.

Name of person relying on exemption: Bowyer Research

Address of person relying on exemption: P.O. Box 120, McKeesport, PA 15135

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Meta Platforms, Inc. (META)

Keeping Kids Safe in AI’s Bold New World: Vote YES on Proposal 10

Contact: Gerald Bowyer | jerrybowyer@bowyerresearch.com

      Resolution

Bowyer Research urges Meta shareholders to vote YES on Proposal #10, “Report on Risks of Deepfakes in Online Child Exploitation.”

      Supporting Statement

The casual observer might not see debates over corporate bias and responsible use of AI as connected — but Meta shareholders ought to. The rapid developments in the field of artificial intelligence, combined with the rapid sea changes in the field of corporations’ approach to a variety of socially & politically charged issues, offers tech companies & online platforms a unique dichotomy: can companies respect free speech online while also combatting genuinely harmful and unlawful content?

Meta faces this dichotomy more than any other company. Its recent choice to step away from an internal fact-checking model and toward a more community-notes-based system is a high-profile opportunity for the company to chart a different course when it comes to protecting free expression online. Yet at the same time, its position as a leader in the tech world requires it to also chart entirely new courses when it comes to responsibly handling the generative power of artificial intelligence. The choice before Meta is not capability, but willingness.

      Confronting Deepfake-Driven Sex Abuse

As noted in the text1 of Proposal 10, Meta is ground zero for online sexual abuse. As per a report2 released in June 2024 from Thorn and the NCMEC, Instagram and Facebook were the top two sites named in threats of sextortion, with Instagram being the top site where sextortion materials were actually distributed. One notable recent example was a former TV meteorologist in Tennessee who was forced to quit her job after ‘deepfaked’ (doctored with AI) photos of her in explicit scenarios rapidly proliferated online, including on Meta platforms such as Facebook & Instagram.

Perpetrators use deepfake content for a variety of purposes, ranging from financial sextortion to reputation damage. As noted3 by CBS, “The FBI said financial sextortion, which differs from typical sextortion as it involves an offender threatening to release explicit material unless a payment is met, has been on the rise in the U.S. and targeting minors.” (emphasis added)

If adults can become victims of deepfake-driven sextortion, then children are no different. As it stands, there are countless cases4 of children committing suicide as a result of online sextortion.

The increasing prevalence of AI deepfakes in cases regarding online child pornography is not going to make cases, trauma, or suicides decrease. Tragically, the opposite is likely true.

1 https://d18rn0p25nwr6d.cloudfront.net/CIK-0001326801/817c2e5b-b0be-40f5-8b52-4f5a0db288c5.pdf

2 https://info.thorn.org/hubfs/Research/Thorn_TrendsInFinancialSextortion_June2024.pdf

3https://www.cbsnews.com/news/deepfakes-meteorologist-bree-smith-image-doctored-sextortion-scams/

4https://www.usatoday.com/in-depth/news/nation/2023/05/09/parents-spread-sextortion-warning-after-sons-death/70197048007/

A 2024 Thorn report5 provides the numbers: “1 in 10 minors report that they know of cases where their friends and classmates have created synthetic non-consensual intimate images (or “deepfake nudes”) of other kids using generative AI tools.”

American legislators agree regarding the reality of this threat, as evidenced by the recent progress of the Take It Down Act6 (which Meta notably7 supported). If Meta is willing to put its brand behind actual legislation aimed at protecting against deepfake-driven sexual exploitation, it should be willing to provide shareholders with the transparency requested in this proposal.

      Conclusion

Corporate activists would like Meta (and its shareholders) to believe that the company’s newfound respect for free speech inevitably leads to a so-called ‘wild west’ of the Internet, where objectionable content is never challenged or combatted, from the merely politically incorrect to the outright illegal.

This is, of course, not true — in fact, it’s the opposite. Meta’s ‘free speech’ era is an opportunity for the company to prove that it’s capable of two things at once, (1) protecting legitimate free expression and (2) combatting genuinely illegal & unethical content on its platforms. The growth of AI presents unique challenges for Meta precisely because it allows both of those things to proliferate online. And yet Meta’s capabilities, capabilities that have made it one of the most dominant actors in the online sector, render it more than able to meet those challenges — without having to sacrifice free expression or continued business success to do so.

5https://www.thorn.org/press-releases/report-1-in-10-minors-say-peers-have-used-ai-to-generate-nudes-of-other-kids/

6https://endsexualexploitation.org/articles/take-it-down-act-reintroduced-in-senate-to-confront-ai-generated-image-based-sexual-abuse/

7https://apnews.com/article/take-it-down-deepfake-trump-melania-first-amendment-741a6e525e81e5e3d8843aac20de8615

     Disclosures/Media

The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by the filers.

The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report. Bowyer Research is not able to vote your proxies, nor does this communication contemplate such an event. Proxy cards will not be accepted by us. Please do not send your proxy to us. To vote your proxy, please follow the instructions on your proxy card.

For questions, please contact Gerald Bowyer, president of Bowyer Research, via email at jerrybowyer@bowyerresearch.com.